Newmont

                             Gold Medal Performance

                                 Wayne W. Murdy,
                                    President

                              Merrill Lynch Canada

                            Mining & Steel Conference

                               September 12, 2000


























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                                                      Newmont Mining Corporation

Industry Overview

Demand
------
       Strong     -     Jewelry + 4% in 1H2000

                  -     But investment demand - 22%

       Marketing initiative needed to renew gold's luster

Supply
------
       Washington accord holding / other sales manageable

       Mine production leveling off

       Industry discipline needed in investment and hedging

Price
-----
       Flat near-term without a change in US $

       Increasing longer-term if industry accepts responsibility for supply/demand issues














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                                                      Newmont Mining Corporation

Strategy for  Shareholder Value


Enhance value of core assets through:

           Increased efficiencies - Gold Medal Performance

           Exploration and technological expertise

           Strategic acquisitions

Preserve maximum leverage to gold price



















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                                                      Newmont Mining Corporation

North America's Largest Gold Producer

      World class assets

      Low cost operations

      Long-lived reserves

      Basically unhedged


















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                                                      Newmont Mining Corporation

World-Class Core Assets

Indonesia
[PHOTOGRAPH OF SHORELINE]

Nevada
[PHOTOGRAPH OF MINING OPERATION]

Peru
[PHOTOGRAPH OF PERUVIAN LANDSCAPE]



















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                                                      Newmont Mining Corporation

Battle Mountain Merger


All stock: 24.2 mm NEM shares

     (increasing total shares outstanding to 192.2mm)

Pooling of interests

      BMG Attributes
      --------------

      Attractive Phoenix project in Nevada

      9.9 mm ozs reserves

      760,000 ozs low-cost annual production

      $30 mm sustainable cash savings

Completion target this Fall


















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                                                      Newmont Mining Corporation

Superior Standing Among Our Peers

[THREE BAR GRAPHS DEPICTING THE FOLLOWING DATA]

Highest Reserves ozs/share
NEM   0.34
PDG   0.20
ABX   0.15
HM    0.08

Low Break-Even Cost/oz*
ABX   $275
NEM   $284
HM    $287
PDG   $297

Greatest Production ozs/share
NEM   0.028
ABX   0.009
PDG   0.009
HM    0.009

                  Battle Mountain is accretive on each measure

*Source:   Merrill Lynch for 1H2000



















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                                                      Newmont Mining Corporation

Positioned to Deliver Shareholder Value

[TWO BAR GRAPHS DEPICTING THE FOLLOWING DATA]

Least Hedged
% 2000 Production
NEM   3
HM    11
PDG   38
ABX   100


Fewest Shares
Outstanding (millions)
NEM   168
HM    260
PDG   327
ABX   396

Battle Mountain retains these values





















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                                                      Newmont Mining Corporation

Delivering Increased Cash Flow

[TWO BAR GRAPHS DEPICTING THE FOLLOWING DATA]

1999
----
      Cash Flow - $ / Share   Realized Gold Price $
NEM         2.40                    285
ABX         1.72                    385
PDG         1.01                    341
HM          0.45                    290


2000 Cash Flow - $ / Share
--------------------------

NEM         3.00
            @ $285 Gold
            up 25%


Battle Mountain significantly accrective to cash flow after Phoenix start up

















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                                                      Newmont Mining Corporation

With Battle Mountain -

Reserves up 80% since 1996 to 66.5 mm oz

[BAR GRAPH DEPICTING THE FOLLOWING DATA]

1996        37.1
1997        39.6  + Santa Fe - 13.1
1998        52.6
1999        56.6
1999 w/BMG  56.6  + Battle Mountain - 9.9




















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                                                      Newmont Mining Corporation

With Battle Mountain -

Production up 140% & Cash Cost down 20% since 1996

[BAR GRAPH DEPICTING THE FOLLOWING DATA]

Production mm ozs

1996                    2.28
1997                    3.96
1998                    4.07
1999                    4.18
2000E Proforma w/BMG    5.5

[LINE GRAPH OVERLAYING THE BAR GRAPH DEPICTING THE FOLLOWING DATA]

Cash Costs ($/oz)

1996                    218
1997                    187
1998                    183
1999                    175
2000E Proforma w/BMG    173





















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                                                      Newmont Mining Corporation

With Battle Mountain - Enhanced Global Diversity

[GLOBAL MAP PINPOINTING THE FOLLOWING LOCATIONS AND DATA]

NEM Properties                           BMG Properties

Newmont Nevada    28.0                   Holloway          0.8
Mesquite          0.5                    Phoenix           5.7
La Herradura      0.7                    Kori Kollo        1.8
Minera Yanacocha  16.9                   Golden Giant      1.7
Zarafshan         3.0                    Lihir
Minahasa          1.1                    Vera/Nancy        0.4
Batu Hijau        6.4





















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                                                      Newmont Mining Corporation

Nevada - Our Foundation

[PHOTOGRAPH OF MINING OPERATION]

      35 years of innovation

      Produced 29 million ounces

      28 million ounces of reserves

      Production

            1999  2.5 mm/ozs.

            2000E 2.9 mm/ozs.

      ~ $208/ounce total cash costs






















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                                                      Newmont Mining Corporation

Nevada:  A Core Asset

      Unparalleled flexibility

            9 open pit & 4 underground mines

            17 processing facilities

      2 million acre land position


[LOCATION MAP GRAPHIC IDENTIFYING NEWMONT CHECKERBOARD PROPERTY AND NOTING LOCATION OF TWIN CREEKS, LONE TREE, TRENTON CANYON, PHOENIX, DEEP POST, DEEP STAR, GOLD QUARRY AND MULE CANYON]

























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                                                      Newmont Mining Corporation

Phoenix Attributes

      Synergies

            Lone Tree Autoclave

            Surplus mining equipment


      Contribution

            Secures Nevada production @ ~ 2.7mm ozs.

            At current cash cost

            Annually 2003 - 2007



















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                                                      Newmont Mining Corporation

Phoenix Projections

      Average annual production
            Gold:             390,000 ozs
            Silver:           1,350,000 ozs
            Copper:           27,500,000 lbs

      Average cash costs
            $140/oz           Initial years
            $150/oz           13 years LOM

      Capital cost - $200 million

      Construction            July, 2001
      Leach production        January, 2002
      Mill production         January, 2003


















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                                                      Newmont Mining Corporation

Exploration Success

      Nevada
      ------
            Largest exploration effort in the state

            Deep Star/Deep Post underground advances

            Gold Quarry - high grade, underground targets at Chukar Footwall

            Lone Tree definition drilling projected to increase reserve base by
               0.5 mm to 1 mm oz




















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                                                      Newmont Mining Corporation

Batu Hijau Mine for the 21st Century

[PHOTOGRAPH OF SHORELINE]

56.25% Economic Interest

Reserves    10.5 B lbs. Copper
            11.8 mm ozs. Gold





















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                                                      Newmont Mining Corporation

Batu Hijau Potential


2000E
-----

Equity production       300 mm lbs. copper
                        180,000 ozs. gold

Total cash costs        ~$0.55/lb. copper


Life of Mine
------------

Annual Equity production      340 mm lbs. copper
                              270,000 ozs. gold

Total cash costs              <$0.50/lb. copper

















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                                                      Newmont Mining Corporation

Minera Yanacocha, Peru: Our Golden Growth Story

[PHOTOGRAPH OF PERUVIAN LANDSCAPE]

51% owned

Reserves:         32.9 mm ozs.

Production

      1999:       1.65 mm ozs. of gold
      2000E:      1.95 mm ozs. of gold

< $90/oz. Total cash cost

4 open-pit mines, 2 processing facilities





















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                                                      Newmont Mining Corporation

Yanacocha - Profitable Growth

[BAR GRAPH OF PRODUCTION AND LINE GRAPH OF CASH COSTS DEPICTING THE FOLLOWING DATA]

Equity Production (000 oz)
--------------------------

            Production mm ozs       Cash Costs ($/oz)

1996              308                      100
1997              531                      87
1998              686                      95
1999              850                      103
2000E             1000                     90

[BAR GRAPH DEPICTING THE FOLLOWING DATA]

Equity Reserves (mm oz)
----------------------

1996              3.1
1997              7.1
1998              10.6
1999              16.9
2000E             20+

Capex - through Year-End 1999   $480mm
2000E                           $230mm
                                ------
                                $710mm






















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                                                      Newmont Mining Corporation

Newmont in the New Millennium

                        Annual Targets*
                        ---------------

Gold production         + 5 mm oz

 Total cash cost        ~ $165/oz

Copper production       300 mm lbs

 Total cash cost        < $0.50

Strong cash flow

Debt to cap ratio       25-30%

Highest leverage to rising metal prices


*  Assuming completion of BMG merger and Phoenix start up




















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                                                      Newmont Mining Corporation

Yanacocha Exploration

[LOCATION MAP GRAPHIC IDENTIFYING YANACOCHA DISTRICT EXPLORATION AND NOTING LOCATION AND DISTINCTION OF (WITH FEW OUTLYING AND JOINT
RESOURCES/PROJECTS/PROSPECTS):

                    MINE, RESERVES & MINERALIZED MATERIAL:
                    --------------------------------------
                                    EL TAPADO
                                    SAN JOSE
                                    CARACHUGO
                          CERRO YANACOCHA (PARTIAL)
                             C. QUILISH (PARTIAL)


                             PROJECTS OR PROSPECTS:
                             ----------------------
                                    CHUGURES
                                     QUECHER
                                     C.NEGRO
                                    CORIMAYO
                                    KUPFERTAL
                          CERRO YANACOCHA (PARTIAL)


                        MINAS CONGA EXPLORATION TARGETS:
                        --------------------------------
                                      AMARO
                                     LINDERO
                                   MISHACOCHA
                                      PEROL
                                   CHAILHUAGON


                                  MINAS CONGA:
                                  ------------
                                   40% NEWMONT
                                60% BUENAVENTURA


                                   YANACOCHA:
                                   ----------
                                 51.35% NEWMONT
                               43.65% BUENAVENTURA
                      5.00% INTERNATIONAL FINANCE CORP.


                                   SOLITARIO:
                                   ----------
                                  100% NEWMONT]








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                                                      Newmont Mining Corporation

Exploration Success

Peru
----

      Estimated y/e reserves 40mm ozs. + 20%

      Best hole to date at Corimayo -

            428m @ 3.5 g/t, including 70m @ 14.8 g/t

      Add to mineralized material at Minas Conga (40% equity)























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                                                      Newmont Mining Corporation

PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT

These materials include forward-looking information and statements about Newmont Mining Corporation, Battle Mountain Gold Company and the combined company after completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in these materials are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont and Battle Mountain, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission (SEC) made by Newmont and Battle Mountain; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the merger, the value of the merger consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transaction; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

















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                                                      Newmont Mining Corporation

ADDITIONAL INFORMATION

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Battle Mountain in connection with the proposed merger, and their interests in the solicitation, are set forth in a Schedule 14A filed on the date of these materials with the SEC. Newmont and Battle Mountain will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. A preliminary version of these materials has been filed with the SEC. Investors are urged to read the definitive proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information on the proposed transaction. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Newmont may be obtained free of charge by contacting Newmont Mining Corporation, 1700 Lincoln Street, Denver, CO 80203, (303) 863-7414. Documents filed with the SEC by Battle Mountain will be available free of charge by contacting Battle Mountain Gold Company, 333 Clay Street, 42nd Floor, Houston, Texas 77002, (713) 650-6400. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decision.

















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                                     Newmont

                             Gold Medal Performance






































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                                                      Newmont Mining Corporation

Yanacocha: Corimayo

[LOCATION MAP GRAPHIC INDICATING AREAS OF SILIFICATION, LEACHED SILICA AND CLAY ALTERED INTRUSIVE DIATREME]























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                                                      Newmont Mining Corporation

Carlin Deep Post Underground

[PICTORAL DIAGRAM INDICATING LOCATIONS OF EL 4480 PORTALS NOVEMBER 1999, EL 4350 PORTALS APRIL 1999, LOWER POST-BETZE PIT, MAIN HAULAGE DECLINE, VENTILIATION RAISE, BACKFILL DECLINE, UG SHOP, UG BACKFILL PLANT AND ACCESS RAMP]

























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                                                      Newmont Mining Corporation

Gold Margin Corridor

[ARIAL PHOTOGRAPH INDICATING LOCATION OF POST PIT, DEEP POST, NGC/BGMI BORDER, POST FAULT, DEEP STAR FAULT, EXPLORATION DRIFT, DRIFT ADVANCE (7/31/2000, 41% COMPLETE), DEEP STAR OREBODY AND GEN FAULT]


























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                                                      Newmont Mining Corporation

Gold Quarry: Chukar Footwall Target

[PHOTOGRAPH OF CHUKAR FACING SOUTHWEST INDICATING FOOTWALL TARGET AREAS]






























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